Exhibit 1

BIOLINERX LTD.

NOTICE OF

ANNUAL GENERAL MEETING

OF THE HOLDERS OF ORDINARY SHARES

AND

PROXY STATEMENT

November 17, 2011

BioLineRx Ltd.

NOTICE OF
ANNUAL GENERAL MEETING OF SHAREHOLDERS

November 17, 2011

Notice is hereby given that an Annual General Meeting of the Shareholders (the “Meeting”) of BioLineRx Ltd. (the “Company”) will be held at the offices of Yigal Arnon & Co., 1 Azrieli Center, 46th Floor, Tel-Aviv, Israel, on November 17, 2011, at 11:00 a.m. for the following purposes:

1.	TO VOTE ON THE PROPOSAL TO RE-APPOINT four (4) directors for the coming year.

2.
TO VOTE ON THE PROPOSAL TO RE-APPOINT Kesselman & Kesselman, Certified Public Accountant (Isr.), a member of PricewaterhouseCoopers International Limited, as the independent public auditors of the Company for the year ending December 31, 2011 and to authorize the Board of Directors to fix the compensation of said auditors in accordance with the amount and nature of their services, or to delegate such power to the Audit Committee of the Company's Board of Directors.

3.	TO VOTE ON THE PROPOSAL TO APPROVE amendments to the Company's Articles of Association related to indemnification and insurance of directors and officers of the Company.

4.	TO VOTE ON THE PROPOSAL TO APPROVE a revised form of indemnification letter that will be issued by the Company to the directors and officers of the Company.

5.	TO REVIEW the Company's Annual Report and financial statements for the year ended December 31, 2010, and to transact such other business as may properly come before the Meeting.

Approval of the proposals to be presented at the Meeting requires the affirmative vote of shareholders (defined below) present in person or by proxy or by providing a written ballot, and holding our ordinary shares, nominal value New Israeli Shekels (“NIS”) 0.01 each (the “Ordinary Shares”), amounting in the aggregate to the majority of the voting power of the shareholders who are present in person or by proxy or by providing a written ballot, and voting on such proposal.

The "Record Date" is October 19, 2011.

By Order of the Board of Directors,

BioLineRx Ltd.

Date: October 13, 201

PROXY STATEMENT
_________

BIOLINERX LTD.
19 Hartum St.
Post Office Box 45158
Har Hotzvim, Jerusalem
Israel, 91450
________

SPECIAL GENERAL MEETING OF SHAREHOLDERS

November 17, 2011

The enclosed proxy is being solicited by our Board of Directors for use at our special general meeting of shareholders (the “Meeting”) to be held on at 11:00 a.m., on November 17, 2011, or at any adjournment thereof, at the offices of our attorneys, Yigal Arnon & Co., 1 Azrieli Center, Tel Aviv, Israel. The record date for determining which of our shareholders is entitled to notice of, and to vote at, the Meeting is established as of the close of trade on October 19, 2011 (the "Record Date"). On the date hereof, we have outstanding and entitled to vote 123,603,141 of our ordinary shares, nominal value New Israeli Shekels (“NIS”) 0.01 each (the “Ordinary Shares”).

INFORMATION CONCERNING SOLICITATION AND VOTING

Record Date and Shares Outstanding

You are entitled to vote at the Meeting if you were an Entitled Shareholder (as defined below) at the close of trade on the Record Date. Subject to the terms described herein, you are also entitled to vote at the Meeting if you held Ordinary Shares through a bank, broker or other nominee which was a shareholder of record of the Company at the close of trade on the Record Date or which appeared in the participant listing of a securities depository on that date.

Quorum, Voting and Solicitation and Revocation of Proxies.

At least two shareholders who attend the Meeting in person or by proxy who hold or represent together at least 25% of the voting rights of our issued share capital will constitute a quorum for the Meeting.  If a quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned to the following week, at the same time and place, without it being necessary to notify our shareholders. A quorum at such adjourned meeting shall be two Entitled Shareholders present in person or by proxy. Each outstanding Ordinary Share held by a shareholder is entitled to one vote.

Shareholders entitled to vote at the meeting may attend the Meeting in person and vote thereat, appoint a proxy, or vote by written ballot. The proxy card must be received by the Company 48 hours prior to the time of the meeting to be validly included in the tally of ordinary shares voted at the Meeting. Please follow the instructions on the proxy card.

Shareholders who hold share through members of the Tel-Aviv Stock Exchange and intend to vote their share with in person or by proxy must deliver to the Company an ownership certificate, confirming their ownership of share of the Company on the record date.

You may change your mind and cancel your proxy card by filing a written notice of revocation with the Company, by completing and returning a duly executed proxy card bearing a later date or by voting in person at the Meeting. Attendance at the Meeting will not in and of itself constitute revocation of proxy. Shares represented by a valid proxy card will be voted in favor of the proposed resolution to be presented at the Meeting, unless you clearly vote against a specific resolution.

Approval of the proposals to be presented at the Meeting requires the affirmative vote of shareholders (defined below) present in person or by proxy or by providing a written ballot and holding our ordinary shares, nominal value New Israeli Shekels (“NIS”) 0.01 each (the “Ordinary Shares”), amounting in the aggregate to the majority of the voting power of the shareholders who are present in person or by proxy or by providing a written ballot and vote on such proposal.

PROPOSAL 1
ELECTION OF DIRECTORS

Our Board has designated the persons named below for election to serve until the next Annual General Meeting of our shareholders. In the absence of instructions to the contrary, the persons named in the enclosed proxy will vote the ordinary shares represented thereby “For” the election of the directors listed below (as a group). If any of such directors is unable to serve, the persons named in the proxy shall vote the ordinary shares for the election/re-election of such other nominee/director as the Board of Directors may propose. The following nominees have advised the Company that they will to serve as directors upon election.

The following provides certain relevant information concerning the directors, including their principal occupation during at least the past five years.

Director	Age	Principal Occupation
Aharon Schwartz, Ph.D.	69
has served as the Chairman of our Board of Directors since 2003. He has served in a number of positions in Teva since 1975 and has served as Teva’s Vice President, Head of Teva Innovative Ventures since 2008. Dr. Schwartz also served as Chairman of DenX Ltd. and Immudar. He is currently a non-executive member of the boards of numerous life science companies, including Clal Biotechnology Industries Ltd. (TASE:CBI), Proteologic Ltd. and Mediwound Ltd. Dr. Schwartz received his Ph.D. in organic chemistry from the Weizmann Institute, his M.Sc. in organic chemistry from the Technion Institute of Technology and a B.Sc. in chemistry and physics from the Hebrew University of Jerusalem.

Rafi Hofstein, Ph.D.	62
has served on our Board of Directors since 2003, and has served on our Audit Committee since 2007. Dr. Hofstein served as the President and Chief Executive Officer of MaRS Innovation (a commercialization company of the University of Toronto and 10 affiliated hospitals) since June 2009. From 2000 through June 2009, Dr. Hofstein was the President and Chief Executive Officer of Hadasit Ltd., or Hadasit, the technology transfer company of Hadassah Hospital. He has served as chairman of the board of directors of Hadasit since 2006. Prior to joining Hadasit, Dr. Hofstein was the President of Mindsense Biosystems Ltd. and the Business Unit Director of Ecogen Inc. and has held a variety of other positions, including manager of R&D and chief of immunochemistry at the International Genetic Science Partnership. Dr. Hofstein serves on the board of directors of numerous companies, including Hadasit Bio-Holdings Ltd. (TASE:HDST). Dr. Hofstein received his Ph.D. and M.Sc. from the Weizmann Institute of Science, and his B.Sc. in chemistry and physics from the Hebrew University in Jerusalem. Dr. Hofstein completed postdoctoral training at Harvard Medical School in both the departments of biological chemistry and neurobiology.

Michael Anghel, Ph.D.	72
has served on our Board of Directors since September 2010. From 1977 to 1999, he led the Discount Investment Corporation Ltd. (of the IDB Group) activities in the fields of technology and communications. Dr. Anghel was instrumental in founding Tevel, one of the first Israeli cable television operators and later in founding Cellcom Israel Ltd. (NYSE:CEL) — the second Israeli cellular operator. In 1999, he founded CAP Ventures, an advanced technology investment company. From 2004 to 2005, Dr. Anghel served as CEO of DCM, the investment banking arm of the Israel Discount Bank (TASE:DSCT). He has been involved in various technology enterprises and has served on the Boards of Directors of various major Israeli corporations and financial institutions including Elron Electronic Industries Ltd. (TASE:ELRN), Elbit Systems Ltd. (NASDAQ:ESLT, TASE:ESLT), Nice Systems (NASDAQ:NICE), Gilat Satellite Networks Ltd. (NASDAQ:GILT), American Israeli Paper Mills (now Hadera Paper Ltd. (AMEX:AIP)), Maalot (the Israeli affiliate of Standard and Poor’s) and Hapoalim Capital Markets. He currently serves on the Boards of Directors of Partner Communications Company, Ltd. (NASDAQ:PTNR, TASE:PTNR), Syneron Medical Ltd. (NASDAQ:ELOS), Evogene Ltd. (TASE:EVGN), Gravity Visual Effects and Design Ltd., Dan Hotels Ltd. (TASE:DANH), Orbotech Ltd. (NASDAQ:ORBK, GSM:ORBK) and the Strauss-Group Ltd. (TASE:STRS). He is also the chairman of the Center for Educational Technology. Prior to launching his business career, Dr. Anghel served as a full-time member of the Recanati Graduate School of Business Administration of the Tel Aviv University, where he taught finance and corporate strategy. He currently serves as Chairman of the Tel Aviv University’s Executive Program. Dr. Anghel holds a B.A. (Economics) from the Hebrew University in Jerusalem and an MBA. and Ph.D. (Finance) from Columbia University, New York.

Yakov Friedman	43
has served on our Board of Directors since 2007. Mr. Friedman has worked as a financial analyst and trader for Friedberg Mercantile Group since 2001. Mr. Friedman serves on the board of directors and as treasurer or secretary of a number of charities and not-for-profit organizations. Mr. Friedman holds an LLB from Osgoode Hall Law School of York University, a BAS in Administrative Studies and an MBA in Finance from York University

Our articles of association specify that the number of directors will be at least five but not more than ten.

The Board of Directors will present the following resolution for adoption at the Meeting:

RESOLVED: that the election of Aharon Schwartz, Rafi Hofstein, Michael Anghel and Yakov Friedman to serve as directors of the Company for the coming year until the next annual general meeting of the Company’s shareholders, is hereby approved.

The election of the above named directors requires the affirmative vote of a majority of the Ordinary Shares represented at the Meeting and voting on this proposal.

PROPOSAL TWO
APPOINTMENT OF INDEPENDENT PUBLIC AUDITOR

Kesselman & Kesselman, a member of PricewaterhouseCoopers International Ltd., have audited the Company’s financial statements beginning with the financial statements for the year ended December 31, 2010. Except as the Company’s auditors, there is no other affiliation between such firm and the Company.

The Companies Law requires shareholder approval of the appointment of the Company's independent public accountants for the fiscal year ending December 31, 2011.  Our Board of Directors has recommended and upon such recommendation, at the last Annual General Meeting, the Company's shareholders appointed the accounting firm of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Ltd., as our independent registered public accounting firm to perform the audit of our consolidated financial statements for the fiscal year ending December 31, 2010. The Board of Directors believes that the appointment of Kesselman &Kesselman as the Company's independent registered public accounting firm to perform the audit of the Company's consolidated financial statements for the fiscal year ending December 31, 2011 is appropriate and in the interests of the Company and its shareholders. Subject to the approval of this proposal, the Board of Directors will fix the compensation of Kesselman & Kesselman in accordance with the volume and nature of their services to the Company, or delegate such power to the Audit Committee of the Board of Directors.

In compliance with the Companies Law, our Board of Directors will present the following resolution for adoption at the Meeting:

“RESOLVED, to appoint Kesselman & Kesselman, a member of PricewaterhouseCoopers International Ltd, as the independent public auditors of the Company for the year ending December 31, 2011 and that the Board of Directors be authorized to fix the compensation of said auditors in accordance with the amount and nature of their services, or to delegate such power to the Audit Committee.”

        The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the foregoing resolution.

Our Board of Directors recommends a vote "FOR" approval of the proposed appointment of Kesselman & Kesselman as the independent public auditors of the Company for the year ending December 31, 2011 and the authorization of the Board of Director's to fix their compensation.

PROPOSAL THREE
APPROVE AMENDMENTS TO THE COMPANY'S ARTICLES OF ASSOCIATION

At the Meeting, we will propose to approve amendments to our Articles of Association, in order to allow indemnification and insurance of directors and officers of the Company to the full extent permitted by law.

A recent amendment to the Israeli Securities Law, 5728-1968 (the "Israeli Securities Law"), and a corresponding amendment to the Israeli Companies Law, authorizes the Israeli Securities Authority to impose administrative sanctions against companies like ours and their office holders for certain violations of the Israeli Securities Law or the Israeli Companies Law.

These sanctions include monetary sanctions and certain restrictions on serving as a director or senior officer of a public company for certain periods of time. The maximum amount of the monetary sanctions that could be imposed upon individuals per instance of violation is a fine of NIS 1,000,000 (currently equivalent to approximately $293,000), plus the greater of the following amounts payable to persons who suffered damages as a result of the violation: (i) the amount of profits earned or losses avoided by the violator as a result of the violation, up to NIS 1,000,000, or (ii) compensation for damages suffered by the injured persons, up to 20% of the fine imposed on the violator.

The amendments to the Israeli Securities Law and to the Israeli Companies Law provide that only certain types of such liabilities may be reimbursed by indemnification and insurance. Specifically, legal expenses (including attorneys' fees) incurred by an individual in the applicable administrative enforcement proceeding and any compensation payable to injured parties for damages suffered by them (as described in the immediately preceding paragraph) are permitted to be reimbursed via indemnification or insurance, provided that such indemnification and insurance are authorized by the company's articles of association.

To enable us to continue to be able to indemnify and insure our office holders to the full extent permitted by law, we propose to revise our Articles of Association to authorize indemnification and insurance in connection with administrative proceedings, including without limitation, the specific amendments to the Israeli Securities Law and the Israeli Companies Law described above. The proposed amendment also revises and restates the existing provisions of our Articles of Association relating to the indemnification and insurance of Directors and Officers of the Company as permitted by the Israeli Companies Law.

Accordingly, we propose to delete the "Exemption, Insurance, and Indemnification” section of our Articles of Association and replace it with the following:

"Exemption, Insurance, and Indemnification

22.	Subject to the provisions of the Companies Law and the Israeli Securities Law, 5728 – 1968 (the "Israeli Securities Law"), the Company may:

22.1  enter into a contract for the insurance of the liability, in whole or in part, of any of its "Office Holders" (as defined in the Companies Law) with respect to an obligation imposed on such Office Holder due to an act performed by the Office Holder in the Office Holder’s capacity as an Office Holder of the Company arising from any of the following:

22.1.1	a breach of duty of care to the Company or to any other person;

22.1.2	a breach of the duty of loyalty to the Company provided that the Office Holder acted in good faith and had reasonable grounds to assume that the act would not harm the interests of the Company;

22.1.3	a financial liability imposed on such Office Holder in favor of any other person;

22.1.4
reasonable litigation expenses, including attorneys fees, incurred by the Office Holder as a result of an ongoing administrative enforcement proceeding instituted against him in accordance with the Israeli Securities Law. Without derogating from the generality of the foregoing, such expenses will include, and the Company may procure insurance for, a payment imposed on the Office Holder in favor of an injured party as set forth in Section 52CIV(a)(1)(a) of the Israeli Securities Law and expenses that the Office Holder incurred in connection with a proceeding under Chapters VIII’3, VIII’4 or IX’1 of the Israeli Securities Law, including reasonable legal expenses, which term includes attorney fees; and

22.1.5	any other incident for which it is or shall be permitted to insure the liability of an officer.

22.2
undertake, in advance to indemnify, or may indemnify retroactively, an Office Holder of the Company with respect to any of the following liabilities or expenses that arise from an act performed by the Office Holder by virtue of being an Office Holder of the Company:

22.2.1
a financial liability imposed on an Office Holder in favor of another person by any judgment, including a judgment given as a result of a settlement or an arbitrator’s award which has been confirmed by a court,

22.2.2
reasonable litigation expenses including attorney's fees, incurred by him as a result of an investigation or proceedings instituted against him by an authority empowered to conduct an investigation or proceedings, which are concluded without the filing of an indictment against the Office Holder and without the levying of a monetary obligation in lieu of criminal proceedings upon the Office Holder, or which are concluded without the filing of an indictment against the Office Holder but with levying a monetary obligation in substitute of such criminal proceedings upon the Office Holder for a crime that does not require proof of criminal intent; or in connection with an administrative enforcement proceeding or a financial sanction. Without derogating from generality of the foregoing, such expenses will include, and the Company may undertake to indemnify an Office Holder of the Company as aforesaid, for a payment imposed on the Office Holder in favor of an injured party as set forth in Section 52LIV(a)(1)(a) of the Israeli Securities Law of and expenses that the Office Holder incurred in connection with a proceeding under Chapters VIII’3, VIII’4 or IX’1 of the Israeli Securities Law, including reasonable legal expenses, which term includes attorney fees; and

22.2.3
reasonable litigation expenses, including attorney's fees, expended by an Office Holder or which were imposed on an Office Holder by a court in proceedings filed against the Office Holder by the Company or in its name or by any other person or in a criminal charge on which the Office Holder was acquitted or in a criminal charge on which the Office Holder was convicted for an offense which did not require proof of criminal intent; and

22.2.4	Any other obligation or expense for which it is or shall be permitted to indemnify an officer.

provided however, that in the event the Company wishes to indemnify an Office Holder in advance for financial liabilities under Article 0 it may only do so if the undertaking to indemnify the Office Holder for such liabilities was restricted to those events that the Board may deem foreseeable in light of the Company's actual activities, at the time of giving of such undertaking, and to a specific sum or a reasonable criterion under such circumstances as determined by the Board.

23.  Subject to the provisions of the Law and the Israeli Securities Law, the Company hereby releases, in advance, its Office Holders from liability to the Company for damage that arises from the breach of the Office Holder’s duty of care to the Company.

24.  The provisions of Articles 22 and 23 are not intended, and shall not be interpreted, to restrict the Company in any manner in respect of the procurement of insurance or in respect of indemnification (i) in connection with any person who is not an Office Holder, including, without limitation, any employee, agent, consultant or contractor of the Company who is not an Office Holder, or (ii) in connection with any Office Holder to the extent that such insurance and/or indemnification is not specifically prohibited under the Companies law; provided that the procurement of any such insurance or the provision of any such indemnification shall be approved by the Board. Any modification of Articles 22 through 24, and any amendment to the Companies Law, the Israeli Securities Law or any other applicable law, shall be prospective in effect and shall not affect the Company’s obligation or ability to indemnify an Office Holder for any act or omission occurring prior to such modification or amendment, unless otherwise provided by the Companies Law, the Israeli Securities Law or such applicable law."

The Board of Directors will present the following resolution at the Meeting:

“RESOLVED that the " Exemption, Insurance, and Indemnification " section of the Company's Articles of Association (Article 22) of the Company’s Articles of Association be deleted and replaced with Articles 22-24 as set forth in this proxy statement, and that the subsequent Articles be renumbered accordingly.”

Our Board of Directors recommends a vote FOR amendments to the Company's Articles of Association related to indemnification and insurance of directors and officers of the Company.

PROPOSAL FOUR
TO APPROVE A REVISED FORM OF INDEMNIFICATION LETTER THAT
WILL BE ISSUED BY THE COMPANY TO DIRECTORS OF THE COMPANY

The Israeli Companies Law and our Articles of Association authorize us, subject to the receipt of requisite corporate approvals, to agree in advance to indemnify our directors, subject to certain conditions and limitations. In the past, our shareholders have approved giving indemnification letters to all our directors.

 In light of the recent amendments to the Israeli Companies Law and to the Israeli Securities Law described in Proposal Three above, and provided that our Articles of Association are amended as proposed in such Proposal Three, we propose to revise the form of our indemnification letter to ensure that our directors are afforded protection to the fullest extent permitted by law.  The proposed form of amended indemnification letter is attached hereto as Annex 1.

Under the Israeli Companies Law, the adoption of the proposed resolution requires the approvals of the Audit Committee, Board of Directors and shareholders, in that order.

The proposed revised form of indemnification letter, as described above, was approved by our Audit Committee on October 10th, 2011 and by our Board of Directors on October 11th, 2011.  Proposed revised form, is subject to the approval by our shareholders of changes to our Articles of Association described in Proposal Three above. Should such Proposal Three not be approved by the shareholders, then to the extent that proposed resolution under this Proposal Four  is approved by the requisite majority of shareholders of the Company as described below, we will make appropriate amendments to the form of indemnification letter by removing Sections 1.4, 2.6, of the indemnification letter and the final clause of paragraph (2) and the first clause of paragraph (3) of Appendix A therein,  so that it is consistent with the provisions of the Company's current Articles of Association, and leaving all other terms intact in the revised form of indemnification letter.

Our Audit Committee and Board of Directors believe that approval of the revised form of indemnification letter is in the best interests of the Company as it will enable the Company to attract and retain highly qualified directors and officers, and approved granting the proposed form of indemnification letter to our directors and officers.

 At the Meeting, the shareholders will be asked to approve granting the revised form of indemnification letter in the form of Annex 1 hereto to our directors serving from time to time in such capacity. For the avoidance of doubt, if this Proposal Four is not approved, the validity of the existing form of our indemnification letter will not be affected.

The Board of Directors will present the following resolution at the Meeting:

“RESOLVED, to approve the revised indemnification letter in the form of Annex 1 hereto, to be provided to directors of the Company serving from time to time in such capacity.”

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the foregoing resolution.

Our Board of Directors recommends a vote FOR approving the revised indemnification letter that will be issued to directors of the company.

PROPOSAL FIVE
REVIEW THE COMPANY'S ANNUAL REPORT AND FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2011, AND TO TRANSACT SUCH
OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING.

The audited financial statements of the Company for the fiscal year ended December 31, 2010 were filed together with the Company’s registration statement on Form 20-F/A, which was filed on July 15, 2011, 2011 with the Securities and Exchange Commission and is available at their website, www.sec.gov, at the Company’s website, http://www.biolinerx.com, and at the Israel Securities Authority’s Magna website at www.magna.isa.gov.il. The Company will hold a discussion with respect to the Annual Report and financial statements at the Meeting. This item will not involve a vote by the shareholders.

The Company’s management is not aware of any other business to be transacted at the Meeting. However, if any other matters are properly presented to the Meeting, the persons named as proxies in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

Shareholders are urged to complete and return their proxies promptly in order to, among other things, insure actions by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the Ordinary Shares represented thereby will be voted as indicated thereon. EXCEPT AS OTHERWISE MENTIONED IN THIS PROXY STATEMENT, IF NO SPECIFICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT.

Where to Find More Information

We are subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, (the “Exchange Act”) applicable to foreign private issuers and we fulfill the obligations with respect to those requirements by filing reports with the SEC. Our filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public from the SEC’s website at www.sec.gov and the Israel Securities Authority’s website at www.magna.isa.gov.il.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this proxy statement and related notice should not be taken as an admission that we are subject to those proxy rules.  Also, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act and the rules thereunder, with respect to their purchases and sales of securities.  In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDER APPROVAL HEREUNDER. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED OCTOBER 13, 2011. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN OCTOBER 13 2011, AND THE MAILING OF THIS DOCUMENT TO SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure the presence of a quorum at the Meeting and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed (including the indication of a vote on the proposed matters) and returned in time for voting, the shares represented thereby will be voted as indicated thereon. If no specification is made, and except as otherwise mentioned in this proxy statement, the Ordinary Shares represented by the proxy will be voted in FAVOR of the proposals described in this proxy statement.

_____________________________

By Order of the Board of Directors

BioLineRx Ltd.

Date: October 13, 2011

Annex 1 to the Proxy Statement

REVISED OFFICER INDEMNITY AGREEMENT

Dear Sir,

Re: Indemnification and Release

This letter (the "Letter of Indemnification") is being issued to you pursuant to the resolutions adopted by the board of directors of BioLineRx Ltd. (the "Company") on October 11th 2011.

1.	The Company hereby undertakes to indemnify you in respect of any of the following:

1.1.
Any monetary liability incurred by you, in your capacity as an office holder (as such term is defined in the Companies Law 5759-1999 (the "Companies Law"); hereinafter an "Office Holder"), in favor of any other person pursuant to any judgment including any judgment by way of settlement or any award of an arbitrator confirmed by a court, due to any act or omission taken or made or omitted to be made by you in your capacity as an Office Holder of the Company.

The undertaking to indemnify you pursuant to this Section 1.1 is limited to events related, directly or indirectly, to one or more of the events listed in Appendix A to this letter, that the Company's Board of Directors had deemed foreseeable in light of the Company's actual activities at the date hereof, and to the Maximum Indemnification Amount (as such term is defined below).

If, and to the extent that, the total amount of indemnification that the Company shall be required to pay its Office Holders under Section 1.1 exceeds the Maximum Indemnification Amount or the remainder of Maximum Indemnification Amount available at such time, the Maximum Indemnification Amount or its remainder shall be divided among the Office Holders entitled to indemnification, in a manner that the amount of indemnification that each such Office Holder shall receive will be calculated according to the ratio between the indemnification amount that each Office Holder shall be entitled to receive (subject to the provisions of Section 5 below) and the total amount of indemnification that all Office Holders shall be entitled to receive, cumulatively, for the relevant occurrence.

"The Maximum Indemnification Amount" for all Office Holders of the company, cumulatively, for one or more of the events listed under Appendix A, shall be the higher of (i) 25% of the company's shareholders' equity pursuant to the Company's audited annual financial statements for the year preceding the year in which the event in connection of which indemnification is sought had occurred, and (ii) $5,000,000.

1.2.
All reasonable litigation expenses, including attorneys' fees, incurred by you in your capacity as an Office Holder as a result of an investigation or proceedings instituted against you by an authority empowered to conduct an investigation or proceedings, which are concluded either (i) without the filing of an indictment against you or the levying of a monetary obligation in lieu of criminal proceedings upon you, or (ii) without the filing of an indictment against you but with levying a monetary obligation in substitute of such criminal proceedings upon you for a crime that does not require proof of criminal intent.

In this Sub-section –

Conclusion of proceeding without the filing of an indictment in a manner in which a criminal investigation was commenced and monetary obligation in lieu of criminal proceedings, shall have the meaning ascribed to such term of phrase under Section 260 to the Companies Law.

1.3.
All reasonable litigation expenses, including attorneys' fees, incurred by you in your capacity as an Office Holder, in proceedings instituted against you by the Company, on its behalf or by a third-party, in connection with criminal proceedings in which you were acquitted, or as a result of a conviction for a crime that does not require proof of criminal intent.

1.4.
(A) Expenses, including reasonable litigation expenses and attorneys' fees, incurred by you as a result of a proceeding instituted against you in relation to: (i) infringements that may impose financial sanction pursuant to the provisions of Chapter VIII'3 under the Israeli Securities Law – 1968; or (ii) administrative infringements pursuant to the provisions of Chapter VIII'4 under the Israel Securities Law – 1968; or (iii) infringements pursuant to the provisions of Chapter IX'1 under the Israel Securities Law – 1968; and (B) Payments made by you to an injured party pursuant to an infringement under section 52LIV(a)(1)(a) of the Israel Securities Law - 1968.

The above undertaking to indemnify you shall also apply to any obligation or expense specified in Sections 1.1 through 1.4 above imposed on you in consequence of your services as an Office Holder of a subsidiary of the Company (as defined in the Israeli Securities Law – 1968) ("Subsidiary") or in consequence of your service as an Office Holder in an affiliated company ("chevra mesunefet") (as defined in the Israeli Securities Law – 1968) ("Affiliate").

2.	The Company will not indemnify you for monetary liability that the law does not permit to indemnify for, including monetary liability that shall be imposed on you with respect to any of the following:

2.1.	A breach of your fiduciary duty to the Company, unless committed in good faith and with reasonable grounds to believe that such action would not harm the Company.

2.2.	A breach of your duty of care to the Company committed intentionally or recklessly, except if committed in negligence only.

2.3.	An action taken with the intent of unlawfully realizing personal gain.

2.4.	A fine or penalty imposed upon you, except a fine or penalty mentioned in Section 1.2 above.

2.5.	A counterclaim made by the Company or in its name in connection with a claim against the Company filed by you.

2.6.
A proceeding instituted against you pursuant to the provisions of Chapter VIII’3, VIII’4 or IX’1 under the Securities Law - 1968, except as permitted hereunder and in accordance with Section 56VIII(b) the Securities Law – 1968.

3.
The Company will make available all amounts needed in accordance with paragraph 1 above on the date on which such amounts are first payable by you ("Time of Indebtedness"). With respect to items referred to in Sections 1.2, 1.3 and 1.4 above, the Company will pay you advances on an ongoing basis, as and when payable by you. Advances given to cover legal expenses in criminal proceedings that result in: (i) an indictment against you and in which you are found guilty (other than with respect to criminal proceedings regarding a crime which does not require proof of criminal intent) or (ii) levying a monetary obligation in substitute of such criminal proceedings upon you (except for a crime that does not require proof of criminal intent), will be repaid by you to the Company.

Advances or any other sums paid, under this Indemnification Letter, by the Company to you or on your behalf, with respect to which it was determined that you were not lawfully entitled to, including the above mentioned advances, shall be linked to the consumer index, and you shall return such sums to the Company when required to do so by the Company.

As part of the aforementioned undertaking, the Company will make available to you any security or guarantee that you may be required to post in accordance with an interim decision given by a court or an arbitrator, including for the purpose of substituting liens imposed on your assets.

All amounts paid as indemnification pursuant hereto will be grossed-up to cover any tax payments you may be required to make if the indemnification payments are taxable, subject always to the Maximum Indemnification Amount.

4.
The Company will indemnify you even if at the relevant Time of Indebtedness you are no longer an Office Holder of the Company, provided that the obligations are in respect of actions taken by you while you were an Office Holder and in your capacity as an Office Holder of the Company, including if taken prior to the date of this Letter of Indemnification, and the indemnity will extend to your heirs, executors, administrators and legal representatives.

5.
The Company will not indemnify you for any liability with respect to which you have received payment by virtue of an insurance policy or another indemnification agreement with any other third party other than for amounts which are in excess of the amounts actually paid to you pursuant to any such insurance policy or other indemnity agreement (including deductible amounts not covered by insurance policies). For the avoidance of doubt, if the indemnification is for liabilities under Section 1.1 above, the amount of indemnification shall not exceed the limits set forth in Section 1.1 above.

6.
The Company will be entitled to any amount collected from a third party in connection with liabilities indemnified hereunder and which are in excess of the amount of the liability, if any, not indemnified by the Company.

7.	In all indemnifiable circumstances indemnification will be subject to the following:

7.1.
You shall notify the Company of any legal proceedings initiated against you and of all possible or threatened legal proceedings promptly from the time that you are first aware thereof, and that you transfer to the Company, or to such person as it shall advise you, without delay all documents you receive in connection with these proceedings.

Similarly, you must advise the Company on an ongoing and current basis concerning all events that you suspect may give rise to the initiation of legal proceedings against you.

Failure to notify the Company as aforesaid will not relieve the Company of its indemnification obligations pursuant hereto except to the extent that it has been actually prejudiced as a result of such failure.

7.2.
Other than with respect to proceedings that have been initiated against you by the Company or in its name, the Company shall be entitled to undertake the conduct of your defense in respect of such legal proceedings and/or to hand over the conduct thereof to any attorney which the Company may choose for that purpose, except to an attorney who is not, upon reasonable grounds, acceptable to you.

The Company and/or the attorney as aforesaid shall be entitled, within the context of the conduct as aforesaid, to conclude such proceedings, all as it shall see fit, including by way of compromise. At the request of the Company, you shall execute all documents required to enable the Company and/or its attorney as aforesaid to conduct your defense in your name, and to represent you in all matters connected therewith, in accordance with the aforesaid.

For the avoidance of doubt, in the case of criminal proceedings the Company and/or the attorneys as aforesaid will not have the right to plead guilty in your name or to agree to a plea-bargain in your name without your consent. Furthermore, in a civil proceeding (whether before a court or as a part of a compromise arrangement), the Company and/or its attorneys will not have the right to admit to any occurrences that are not indemnifiable pursuant to this Letter of Indemnification and/or pursuant to law, or to enter into any settlement, or compromise or consent to any judgment unless such settlement, compromise or consent includes an unconditional release of you from all liability arising out of the proceeding, without your consent. However, the aforesaid will not prevent the Company and/or its attorneys as aforesaid, with the approval of the Company, to come to a financial arrangement with a plaintiff in a civil proceeding without your consent so long as such arrangement will not be an admittance of an occurrence not indemnifiable pursuant to this Letter of Indemnification and/or pursuant to law and so long as it includes an unconditional release as aforesaid.

7.3.
If, within 45 days from the date you give the Company notice under Section 7.1 above, the Company (or its insurer) does not notify you that they assume your defense, you shall be entitled to choose your own attorney, except if the Company opposes to such attorney for reasonable reasons. Subject to the aforementioned the provisions of this Letter of Indemnification shall apply to expenses you may have in connection with such legal representation, provided that the Company approves in advance the attorney you choose and the fee arrangement with such attorney.

7.4.
You will execute any document that the Company requests you to execute that shall authorize the attorney chosen by the Company to handle your defense and to represent you in connection therewith, in accordance with Section 7.2 above.

7.5.
You will cooperate with the Company and/or any attorney as aforesaid in every reasonable way as may be required of you within the context of their conduct of such legal proceedings, provided that the Company shall cover all costs incidental thereto such that you will not be required to pay the same or to finance the same yourself.

7.6.
If, in accordance to paragraph 7.2, the Company has taken upon itself the conduct of your defense, the Company will have no liability or obligation pursuant to this Letter of Indemnification or the above resolutions to indemnify you for any legal expenses, including any legal fees that you may expend in connection with your defense; provided, however, that in the event that there shall be a conflict of interest between you and the Company, the Company's attorney will notify you of such conflict and you shall be entitled to choose your own attorney. In such event the provisions of this Letter of Indemnification shall apply to expenses you may have in connection with such legal representation, provided that the Company approves in advance the attorney you choose and the fee arrangement with such attorney.

7.7.
The Company will have no liability or obligation pursuant to this Letter of Indemnification or the above resolutions to indemnify you for any amount expended by you pursuant to any compromise or settlement agreement reached in any suit, demand or other proceeding as aforesaid if the Company's consent, as shall be determined in the Company's sole discretion, to such compromise or settlement was not given in advance and, to the extent required, the Company's insurer's consent, in advance.

8.
You shall have no liability for monetary or other damages due to, arising or resulting from, a breach of your duty of care to the Company committed in negligence (but not if committed intentionally or recklessly). The Company hereby exempts and releases you from and against all liability for monetary or other damages due to, arising or resulting from, a breach of your duty of care to the Company committed in negligence (but not if committed intentionally or recklessly), whether such breach occurred or occurs prior or subsequent to the date hereof.  The above exemption shall not be valid with respect to any of the following:

8.1.	Any liability, with respect to which you are entitled to receive payment under an insurance policy, other than amounts which are in excess of the payment you are entitled to receive hereunder;

8.2.	Any liability, with respect to which you are not entitled to receive indemnification under applicable law.

9.
If for the validation of any of the undertakings in this Letter of Indemnification and Release any act, resolution, approval or other procedure is required the Company undertakes to cause them to be done or adopted in a manner which will enable the Company to fulfill all its undertakings as aforesaid.

10.
For the avoidance of doubt, it is hereby clarified that nothing contained in this Letter of Indemnification and Release or in the above resolutions derogate from the Company's right to indemnify you post factum for any amounts which you may be obligated to pay as set forth in paragraph 1 above without the limitations set forth in Section 1.1 above.

11.
If any undertaking or release included in this Letter of Indemnification and Release is held invalid or unenforceable, such invalidity or unenforceability will not affect any of the other undertakings or releases which will remain in full force and effect. Furthermore, if such invalid or unenforceable undertaking or release may be modified or amended so as to be valid and enforceable as a matter of law, such undertakings or releases will be deemed to have been modified or amended, and any competent court or arbitrator are hereby authorized to modify or amend such undertaking or release, so as to be valid and enforceable to the maximum extent permitted by law.

12.	This Letter of Indemnification and Release replaces any preceding Letter of Indemnification that may have been issued to you.

13.
The Company shall bear all of your costs, including legal expenses, in enforcing this Letter of Indemnification and Release against the Company. These costs and expenses will be in addition to, and will not be calculated as part of, The Maximum Indemnification Amount.

Sincerely,
_____________
BioLineRx Ltd.

Acknowledged and Agreed:
______________________

Name:_________________

Date:____________________

Appendix A

(1)
The issuance of securities including, but not limited to, the offering of securities to the public according to a prospectus, a private offering, the issuance of bonus shares or any other manner of securities offering;

(2)
A "Transaction" as defined according to Article I of the Companies Law, including the negotiation for, the signing and the performance of a transaction, transfer, sale, purchase or pledge of assets or liabilities (including securities), or the receiving of any right in any one of the above, receiving credit, granting securities and any action connected directly or indirectly with such a Transaction, and any other actions in connection with the management of the Company in the ordinary course of business;

(3)
Actions taken in connection with the public relation and/or investor relation efforts of the Company, any filing or announcement required by the Companies Law and or securities laws and/or according to rules and/or regulations adopted by any stock exchange on which the Company's securities are traded or listed for quotation;

(4)	Any decision regarding a "distribution," as defined in the Companies Law;

(5)
A change in the Company's structure or a reorganization or any decision pertaining to these issues including, but not limited to, a merger, a de-merger, a settlement between the Company and its shareholders and/or creditors, a change in the Company's capital, the establishment of subsidiaries and their liquidation or sale, an allotment or distribution;

(6)
An announcement, a statement, including a position taken, or an opinion made in good faith by a Office Holder in the course of his duties and in conjunction with his duties, including during a meeting of the Company's board of directors or one of the committees of the board of directors;

(7)	An action taken in contradiction to the Company's articles of association;

(8)
Any action or decision in relation to employer-employee relations, including the negotiation for, signing and performance of individual or collective employment agreements and other employees benefits;

(9)	Any action, decision or omission relating to issues of intellectual property, safety, tax, anti-trust, accounting, financing and product liability;

(10)	Negotiation for, signing and performance of an insurance policy;

(11)	Any action, decision or omission concerning privacy or civil rights, libel and slander;

(12)	Any act, decision or omission concerning any incentive plan to employees, Office Holders and consultants;

(13)
Any action or omission in connection with laws or any other governmental regulations or orders requiring the Company to obtain and/or maintain regulatory and governmental licenses, permits and authorizations in any jurisdiction.

(14)
Any actions, decision or omission in connection with the development or testing of products developed by the Company, its Subsidiaries or Affiliates, or in connection with the distribution, sale, license, or use of such products, including without limitation in connection with professional liability and product liability claims; and

(15)	Any ofthe above events in any jurisdiction and pursuant to the Office Holder's position in an Affiliate or in a Subsidiary.